Exhibit 12.1
PeopleSupport, Inc.
Computation of Earnings to Fixed Charges Ratio
(In thousands)

						Q1
Earnings per 503(d)(1)(C)	2001	2002	2003	2004	2005	2006
Pre-tax income	(11,657)	(2,879)	8,217	1,461	10,764	3,795
Interest expense	790	506	3	0	0	3
Estimated interest in rent expense	988	872	720	648	889	323
Less capitalized interest	(41)	(15)	0	0	0	0

Total earnings	(9,920)	(1,516)	8,940	2,109	11,653	4,121

Fixed charges
Interest expense and capitalized	790	506	3	0	0	3
Estimated interest in rent expense	988	872	720	648	889	323

Total fixed charges	1,778	1,378	723	648	889	326

Ratio of earnings to fixed charges (n/a if less than zero)	n/a	n/a	12.4	3.3	13.1	12.6